# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Future Money Acquisition Corporation, CIK 0002099232
CUSIP: G3700S108
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 475 Brannan St., San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001349339

## Reporting persons
- Linden Capital L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); member of a group; sole voting power 0; shared voting power 720,443; sole dispositive power 0; shared dispositive power 720,443; aggregate amount beneficially owned 720,443 (4.6% of the class)
- Linden GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 720,443; sole dispositive power 0; shared dispositive power 720,443; aggregate amount beneficially owned 720,443 (4.6% of the class)
- Linden Advisors LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 750,000; sole dispositive power 0; shared dispositive power 750,000; aggregate amount beneficially owned 750,000 (4.8% of the class)
- Siu Min Wong: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 750,000; sole dispositive power 0; shared dispositive power 750,000; aggregate amount beneficially owned 750,000 (4.8% of the class)

## Item 1. Issuer
Name of issuer: Future Money Acquisition Corporation
Address of issuer's principal executive offices: 475 Brannan St., San Francisco, CA 94107

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

i) Linden Capital L.P., a Bermuda limited partnership ("Linden Capital");
ii) Linden GP LLC, a Delaware limited liability company ("Linden GP");
iii) Linden Advisors LP, a Delaware limited partnership ("Linden Advisors"); and
iv) Siu Min (Joe) Wong ("Mr. Wong").

This Statement relates to Ordinary Shares, par value $0.001 per share (the "Shares") of Future Money Acquisition Corporation (the "Issuer") held for the account of Linden Capital and one or more separately managed accounts (the "Managed Accounts"). Linden GP is the general partner of Linden Capital and, in such capacity, may be deemed to beneficially own the Shares held by Linden Capital. Linden Advisors is the investment manager of Linden Capital and trading advisor or investment advisor for the Managed Accounts. Mr. Wong is the principal owner and controlling person of Linden Advisors and Linden GP. In such capacities, Linden Advisors and Mr. Wong may each be deemed to beneficially own the Shares held by Linden Capital and the Managed Accounts.
Address of principal business office or, if none, residence: The principal business address for Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal business address for each of Linden Advisors, Linden GP and Mr. Wong is 590 Madison Avenue, 32nd Floor, New York, New York 10022.
Citizenship:
i) Linden Capital is a Bermuda limited partnership.
ii) Linden GP is a Delaware limited liability company.
iii) Linden Advisors is a Delaware limited partnership.
iv) Mr. Wong is a citizen of China (Hong Kong) and the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2026, each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of 750,000 Shares. This amount consists of 720,443 Shares held by Linden Capital and 29,557 Shares held by the Managed Accounts. As of June 30, 2026, each of Linden GP and Linden Capital may be deemed the beneficial owner of the 720,443 Shares held by Linden Capital.
Percent of class: As of June 30, 2026 each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of approximately 4.8% of Shares outstanding, and each of Linden GP and Linden Capital may be deemed the beneficial owner of approximately 4.6% of Shares outstanding.
Sole power to vote or to direct the vote:
Linden Capital and Linden GP: 0
Linden Advisors and Mr. Wong: 0
Shared power to vote or to direct the vote:
Linden Capital and Linden GP: 720,443
Linden Advisors and Mr. Wong: 750,000
Sole power to dispose or to direct the disposition:
Linden Capital and Linden GP: 0
Linden Advisors and Mr. Wong: 0
Shared power to dispose or to direct the disposition:
Linden Capital and Linden GP: 720,443
Linden Advisors and Mr. Wong: 750,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Items 2 and 4 hereof.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A attached hereto.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Linden Capital L.P.: /S/ Saul Ahn, Saul Ahn, Authorized Signatory (08/12/2026)
- Linden GP LLC: /S/ Saul Ahn, Saul Ahn, Authorized Signatory (08/12/2026)
- Linden Advisors LP: /S/ Saul Ahn, Saul Ahn, General Counsel (08/12/2026)
- Siu Min Wong: /S/ Saul Ahn, Saul Ahn, Attorney-in-Fact for Siu Min Wong** (08/12/2026)
Comment: **Duly authorized under Siu Min Wong's Power of Attorney, dated June 10, 2019, incorporated herein by reference to Exhibit B of the statement on Schedule 13G filed by Linden Capital L.P. on June 19, 2019 in respect of its holdings in Haymaker Acquisition Corp II.